UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ZIM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held September 28, 2020

To our Shareholders:

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) will be held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Monday, September 28, 2020, beginning at 11:00 a.m. At the meeting, you will be asked to vote on the following matters:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm;

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

If you were a shareholder of record at the close of business on August 19, 2020, you are entitled to vote at the meeting or at any adjournment or postponement of the meeting. This notice and the Company’s management proxy circular is being mailed to shareholders on or about August 28, 2020. You may examine a list of the shareholders of record as of the close of business on August 20, 2020 for any purpose germane to the meeting subsequent to September 28, 2020, at the offices of the Company.

YOUR VOTE IS IMPORTANT

Even if you plan to attend the meeting, please vote and mail the enclosed proxy card so that your vote will be counted if you later decide to not attend the meeting. Whether or not you expect to attend, shareholders are requested to sign, date and return the enclosed proxy in the envelope provided. No postage is required if mailed in the United States.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Michael Cowpland

Michael Cowpland
President and Chief Executive Officer

Dated:  Ottawa, Ontario, Canada
             August 17, 2020

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TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders	i

Table of Contents	1

Management Proxy Circular	2

General Information	2

Proposal One	7

Management Disclosure	9

Financial Statements	20

Signatures	46

1

ZIM CORPORATION

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

INFORMATION ABOUT PROXY SOLICITATION

This Management Proxy Circular is furnished to the holders of the Common shares (“Common Shares”), of ZIM Corporation, a Canadian corporation (“ZIM” or the “Company”), in connection with the solicitation of proxies on behalf of the Board of Directors and the Management of the Company for use at the Annual Meeting of Shareholders to be held on September 28, 2020 at 11:00 a.m. (local Ottawa time), at ZIM’s Headquarters at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7, and at any adjournment thereof. The Board of Directors is soliciting votes FOR ratification of the appointment of the firm of MNP LLP as the Company’s independent auditors and FOR election of four directors to the Board of Directors for a three-year period. At present, the Board of Directors knows of no other business that will come before the meeting.

The Notice of Annual Meeting, this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about August 28, 2020. The Board of Directors is making this solicitation of proxies, and the Company will bear the cost of the solicitation. The original solicitation of proxies by mail may be supplemented by solicitations in person, by telephone or by electronic communication by the directors, officers and employees of the Company. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held by such persons, and upon request the Company will reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

INFORMATION ABOUT VOTING

Q: WHY AM I RECEIVING THESE MATERIALS?

A: The Board of Directors is providing these proxy materials for you in connection with the Company’s Annual Meeting of Shareholders, which will take place on September 28, 2020. As a shareholder, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this management proxy circular.

Q: WHAT ITEMS OF BUSINESS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: There is one item of business scheduled to be voted on at the Annual Meeting: (1) the ratification of the appointment of the Company’s independent auditors. We will also consider other business that properly comes before the Annual Meeting.

Q: HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A: The Board of Directors recommends that you vote your shares “FOR” the ratification of the appointment of the independent auditors.

Q: WHAT SHARES CAN I VOTE?

A: You may vote all shares owned by you as of the close of business on August 19, 2020, the Record Date. These shares include: (i) shares held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker or other nominee such as a bank.

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Q: WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A: Most shareholders of the Company hold their shares through a broker or other nominee rather than directly in their own name. However, there are some distinctions between shares held of record and those owned beneficially.

If your shares are registered directly in your name with the Company’s transfer agent, Corporate Stock Transfer, Inc., you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent directly to you by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Chairman of the Board of Directors or to vote in person at the meeting. The Board of Directors has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee together with a voting instruction form. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker or nominee that holds your shares, giving you the right to vote the shares. Your broker or nominee has enclosed or provided voting instructions for you to use in directing the broker or nominee how to vote your shares.

Q: HOW CAN I ATTEND THE ANNUAL MEETING?

A: You are entitled to attend the Annual Meeting only if you were a shareholder of the Company as of the close of business on August 19, 2020, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as an account statement, a copy of the voting instruction card provided by your broker or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Annual Meeting. The Annual Meeting will begin promptly at 11:00 a.m. (local Ottawa time). Check-in will begin at 10:30 a.m., and you should allow ample time for the check-in procedures.

Due to the current COVID-19 pandemic ZIM will also offer access to the meeting via teleconference and/or videoconfernce technology. If you would like to attend the meeting in this manor please contact John Chapman at jchapman@zim.biz or (613) 791-9076.

Q: HOW CAN I VOTE MY SHARES IN PERSON AT THE ANNUAL MEETING?

A: Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a “legal proxy” from the broker or nominee that holds your shares giving you the right to vote the shares.

Q: HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are to be voted without attending the meeting. Record holders of Common Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. The Company’s shareholders who hold shares in street name may vote by mail by completing, signing and dating the voting instruction forms provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes.

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Q: CAN I CHANGE MY VOTE?

A: You may change your vote at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or nominee, or, if you have obtained a “legal proxy” from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person. You may also change your vote by sending a written notice of revocation to Dr. Michael Cowpland, President and Chief Executive Officer, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7.

Q: WHO CAN ANSWER MY QUESTIONS?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact John Chapman at ZIM’s Headquarters, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7 or at (613) 791-9076.

Management Disclosure and Financial Statements extracted from our Annual Report on Form 20-F for the year ended March 31, 2020 are included as part of this proxy statement. If you need additional copies of this management proxy circular, the voting materials or the Annual Report, you should contact John Chapman as described above.

Q: HOW ARE VOTES COUNTED?

A: You may vote “FOR” the ratification of the appointment of the independent auditors or your vote may be “WITHHELD”. If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction card with no further instructions, your shares will be voted in accordance with the recommendation of the Board of Directors (“FOR” the resolutions). If any other matters properly arise at the meeting, your proxy, together with the other proxies received, will be voted at the discretion of the proxy holders.

Q: WHAT IS A QUORUM AND WHY IS IT NECESSARY?

A: Applicable law requires a quorum to conduct business at the meeting. The presence, either in person or by proxy, of the holders of a majority of the Company’s Common Shares outstanding on August 19, 2020 constitutes a quorum.

Q: HOW MANY SHARES ARE OUTSTANDING AND ENTITLED TO VOTE?

A: 8,136,348 Common Shares were issued and outstanding on August 19, 2020, the Record Date. Holders of record of outstanding Common Shares at the close of business on the Record Date are entitled to vote at the Annual Meeting. Each holder is entitled to one vote in respect of each Common Share held.

Q: WHAT IS THE VOTING REQUIREMENT TO APPROVE THE PROPOSAL?

A: The proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting. Accordingly, if you do not return your signed proxy card or voting instruction form, you will not be able to affect the vote.

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Q: WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A: You may receive more than one set of voting materials, including multiple copies of this management proxy circular and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q: WHY DO SOME SHAREHOLDERS SHARING THE SAME SURNAME AND ADDRESS RECEIVE ONLY ONE SET OF VOTING MATERIALS?

In some cases, shareholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions are receiving only one copy of our management proxy circular. This practice is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you would like to have additional copies of our management proxy circular mailed to you, or if you would like to receive separate copies of future mailings, or if you would like to receive a single copy instead of multiple copies of future mailings, please submit your request to the address or phone number that appears on your voting instruction form.

Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A: We intend to announce preliminary voting results at the Annual Meeting and publish final results in our Quarterly Report on Form 6-K for the fiscal quarter ending September 30, 2020, which we anticipate filing by November 20, 2020.

Q: WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

A: Other than the item of business described in this management proxy circular, we are not aware of any other business to be acted upon at the Annual Meeting. However, if you grant a proxy, the persons named as proxy holders, Michael Cowpland, the Company’s President and Chief Executive Officer, and Jim Stechyson, the Chairman of the Company’s Board of Directors, or their substitutes, will have the discretion to vote your shares on any additional matter properly presented for a vote at the meeting.

Q: WHO WILL COUNT THE VOTES?

A: An inspector or inspectors of election will tabulate the votes. We expect that the inspector of election will be John Chapman, the Chief Financial Officer of ZIM.

Q: IS MY VOTE CONFIDENTIAL?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation.

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Q: WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

A: The Board of Directors is making this solicitation, and the Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Certain of our directors, officers and employees, without any additional compensation, may also solicit your vote in person, by telephone or by electronic communication. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Q: MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR’S ANNUAL MEETING OF SHAREHOLDERS?

A: You may submit proposals for consideration at future shareholder meetings. If you wish to make a proposal for consideration at our 2021 Annual Meeting of shareholders, the written proposal must be received by the corporate secretary of the Company no later than June 18, 2021. However, in order for a shareholder proposal to be considered for inclusion in the Company’s management proxy circular statement for next year’s annual shareholders’ meeting, the written proposal must be received by the corporate secretary of the Company no later than April 9, 2021. Such proposals also will need to comply with the provisions of the Canada Business Corporations Act regarding the inclusion of shareholder proposals in corporation-sponsored proxy materials.

In order to curtail controversy as to the date on which ZIM receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Q: WILL A REPRESENTATIVE FROM THE AUDITORS AND LEGAL COUNSEL BE IN ATTENDANCE AT THE ANNUAL MEETING?

A: The Company expects that the Company’s registered public accounting firm will be represented by Marc Normand from MNP LLP. In addition, the Company expects that Mike Dunleavy from our Canadian legal counsel, LaBarge Weinstein LLP, will also be available.

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PROPOSAL ONE

RATIFICATION OF THE APPOINTMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

MNP LLP (“MNP”) was first appointed as the Company’s registered public accounting firm with respect to the audit of the Company’s financial statements for the year ended March 31, 2015, and has audited the Company’s financial statements until March 31, 2020. The Audit Committee of our Board of Directors believes that MNP is well qualified to continue and has recommended its reappointment as the Company’s registered public accounting firm for the year ended March 31, 2021.

Audit Fees and All Other Fees

For services related to the most recent fiscal year, we were billed and paid audit, audit related and tax fees with MNP as follows:

Year ended March 31, 2020
Audit fees	56,189
Tax fees(1)	4,303
Total	60,492
(1)	Consisting principally of fees related to tax compliance, tax planning and tax advice services, including preparation and review of tax returns, assistance with tax audits and refund claims.

Pursuant to the Sarbanes-Oxley Act of 2002, in October 2003 the Audit Committee established ZIM Corporation’s Audit Committee Pre-Approval Policy whereby the Committee is required to pre-approve the audit fees, and the provision of tax and other non-audit related services by MNP, after MNP provides a description of the services to be performed and specific fee estimates for each such service. The Audit Committee limits the engagement by the Company of MNP for non-audit services and tax services to those circumstances where the services are considered integral to the audit services that it provides, or in which there is another compelling rationale for using its services. The Audit Committee considered the provision by MNP of the above-mentioned tax services and other non-audit services and concluded that the provision of these services was compatible with maintaining the independence of MNP. The members of the Audit Committee are Donald Gibbs (Chair) and Steve Houck. 100% of the above mentioned fees were approved in advance.

The Company anticipates that representatives of MNP will attend the Annual Meeting for the purpose of responding to appropriate questions, and they will be afforded an opportunity to make a statement if they so desire.

The proposal to reappoint MNP as the Company’s registered public accounting firm must be passed by at least a majority of the votes cast by the holders of Common Shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF MNP LLP AS THE COMPANY’S AUDITORS FOR THE 2021 FISCAL YEAR.

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* * * * *

The prompt return of the proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the meeting, please sign the proxy and return it in the enclosed envelope.

The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael Cowpland

President and Chief Executive Officer

Dated: August 17, 2020

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MANAGEMENT DISCLOSURE

FORWARD-LOOKING INFORMATION

This Management Disclosure contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," or similar expressions, or by express or implied discussions regarding our business, financial condition, recapitalization, pursuit of new ventures, restructuring, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Management Disclosure. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Management Disclosure. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Management Disclosure, other than as required by law.

RISKS RELATED TO OUR BUSINESS

BECAUSE THE REVENUE AND INCOME POTENTIAL OF OUR BUSINESS AND MARKETS ARE UNPROVEN, WE CANNOT PREDICT WHETHER WE WILL MEET INTERNAL OR EXTERNAL EXPECTATIONS OF FUTURE PERFORMANCE.

We believe that our future success depends on our ability to significantly increase revenue from our operations. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology and innovation companies. These risks include our ability to:

  Offer competitive pricing for our services;
  Maintain our current relationships and develop new strategic relationships;
  Develop new and innovative biotechnology products; and
  Attract and retain qualified employees;

OUR FINANCIAL AND OPERATING PERFORMANCE MAY BE ADVERSELY AFFECTED BY EPIDEMICS, NATURAL DISASTERS AND OTHER CATASTROPHES.

Our financial and operating performance may be adversely affected by epidemics such as the on-going COVID-19 pandemic, natural disasters and other catastrophes. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. The restrictive measures against the ongoing COVID-19 outbreak adversely affected and slowed down the national economic development. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

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THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

In recent months, the continued, global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our internal product development and unpredictable reductions in demand for certain of our products and services. Our employees have been required to work from home or not go into their offices. Such restrictions are slowly being lifted. If the pandemic continues and conditions worsen, we expect to experience additional adverse impacts on our operational and commercial activities and customer orders, which adverse impacts may be material, and it remains uncertain what impact these adverse impacts would have on future sales and customer orders even if conditions begin to improve.

Negative economic conditions may also cause customers in general to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers. Further, such travel restrictions and slowed-down business activities may affect the operation of our customers and result in decreases in sales of our products and services, which could adversely affect our financial results. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS, WHEN REQUIRED, IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2020 of $429,824 along with cash generated from operations will be sufficient to meet our present operating and capital expenditures through fiscal year 2021. Management will continue its efforts to increase revenue, its cost reduction activities and strive to eliminate liabilities and reduce our current operational costs. However, there is no guarantee that unanticipated circumstances will not require additional liquidity.

Future liquidity and cash requirements will depend on a wide range of factors including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and to raise additional financing. Accordingly, there can be no assurance that the Company will be able to meet its working capital needs for any future period.

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WE MAY EXPERIENCE DIFFICULTIES ACCURATELY FORECASTING OUR OPERATING RESULTS, THEREBY MAKING OUR BUSINESS OPERATIONS MORE DIFFICULT TO SUSTAIN.

Due to the intense competition in the mobile and database industries, and the uncertainty of future results of the research being performed in our NuvoBio subsiduary, we may not be able to accurately forecast our future operating results. If our gross margins from our operations fall materially short of estimated expenses, our business operations will become more difficult to sustain since we will then have to reduce our spending and/or raise additional capital over and above any current capital raising plans. It may not be possible for us to accomplish either task in a timely manner, or at all, in which event we would have to curtail or suspend certain or all of our business operations. Any action to such effect is likely to have a material adverse effect on our business relationships, financial results, financial condition and prospects.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

We may experience significant fluctuations in our operating results due to a variety of factors, many of which are outside of our control. Factors that may cause our operating results to fluctuate include: our ability to retain existing customers, attract new customers at a steady rate and maintain user satisfaction; technical difficulties or system downtime; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; currency fluctuations; government stability in Brazil and industry regulation. As a result of these and other factors, you should not place undue reliance on year-to-year comparisons of our operating results as indicators of likely future performance.

WE MAY NOT BE ABLE TO ADAPT QUICKLY ENOUGH TO TECHNOLOGICAL CHANGE AND CHANGING CUSTOMER REQUIREMENTS, THEREBY LOSING SALES.

If we are unable to adapt to the rapid changes in technology and customer needs that are inherent to technology-based industries, we may lose sales and fail to grow. In order to meet these rapid changes, we will have to effectively integrate new wireless and data technologies, continue to develop our technologies and technical expertise and respond to changing customer needs.

THE LOSS OF THE SERVICES OF DR. MICHAEL COWPLAND, MR. JAMES STECHYSON AND OTHER KEY PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS.

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland, Mr. Stechyson or other key personnel could affect our performance in a material and adverse way.

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2020, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See Item 15 of this Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and is likely to continue to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”, in 2004 through to fiscal year 2007 we focused on our SMS aggregation services. From fiscal years 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. In 2013 we discontinued mobile content sales due to very low sales volume and redirected resources related to mobile content to the continued development of our IDE software. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value mainly through our NuvoBio subsiduary. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

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WE OPERATE IN RAPIDLY EVOLVING MARKETS, AND OUR BUSINESS MODEL CONTINUES TO EVOLVE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

Our potential for future profitability must be considered in the light of the risks, uncertainties, and difficulties encountered by companies that are in rapidly evolving markets and continuing to innovate with new and unproven technologies or services, as well as undergoing significant change. In addition to the other risks we describe in this section, some of these risks relate to our potential inability to attract and retain unique and sought after technology; to control expenditures and to respond quickly and appropriately to industry developments, including rapid technological change; changes in customer requirements; and new products introduced into our markets by our competitors. If we do not effectively address the risks we face, we may not achieve profitability.

IF WE ARE UNABLE TO MANAGE THE INTEGRATION OF ANY ACQUIRED BUSINESSES, OUR FINANCIAL CONDITION AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

A failure to effectively manage the integration of any acquisitions we may make may adversely affect our business and financial condition. Any acquisition that we make will place significant demand on management, technical and other resources.

WE HAVE AFFILIATED SHAREHOLDERS WHO CAN SUBSTANTIALLY INFLUENCE THE OUTCOME OF ALL MATTERS VOTED UPON BY OUR SHAREHOLDERS AND WHOSE INTERESTS MAY NOT BE ALIGNED WITH YOURS.

The beneficial ownership of our Chief Executive Officer and related parties in our outstanding shares is approximately 53%. All directors and executive officers as a group (5 persons) beneficially hold 6,155,424 of our common shares, which totals approximately 75% of ownership. As a result, our insiders are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

INTENSE COMPETITION IN THE MOBILE SERVICES AND DATABASE MARKETS COULD PREVENT US FROM INCREASING OR RETAINING SUBSCRIPTIONS FOR OUR SERVICES OR CAUSE US TO LOSE MARKET SHARE.

Our future business model for database applications depends on our ability to sell our products and service offerings in an extremely competitive and rapidly changing market. Our competitors may have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, more developed infrastructures, greater name recognition or more established relationships in the industry than we have. Our competitors may be able to adopt more aggressive pricing policies, develop and expand their service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, achieve greater economies of scale, and devote greater resources to the marketing and sale of their services than we can. Because of these competitive factors and due to our relatively small size and financial resources, we may be unable to compete successfully.

CONSOLIDATION IN THE INDUSTRIES IN WHICH WE OPERATE COULD LEAD TO INCREASED COMPETITION AND LOSS OF CUSTOMERS.

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The mobile industry has experienced substantial consolidation. We expect this consolidation to continue. These acquisitions could adversely affect our business and results of operations in a number of ways, including the following:

●	Our distribution partners could acquire or be acquired by one of our competitors and terminate their relationships with us;
●	Our distribution partners could merge with each other, which could reduce our ability to negotiate favorable terms; and
●	Competitors could improve their competitive positions through strategic acquisitions.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each member of our Board of Directors is elected for a three-year term. The term of all Directors will expire in September 2022.

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	77	President, Chief Executive Officer, and Director
John Chapman	56	Chief Financial Officer / Consultant
Steven Houck	50	Director
James Stechyson	55	Director
Donald Gibbs	74	Director

Michael Cowpland has served as our President, Director and Chief Executive Officer since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1985 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Mr. Chapman provides virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Master of Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario, the Institute of Certified Management Consultants of Ontario and the Society of Management Accountants of Ontario (CPA, CMA).

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck was previously the Chief Operating Officer of DataCore Software, a company that develops storage virtualization software. Until recently, Mr. Houck also held the position of Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Mr. Houck was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions. During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

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James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001.  Mr. Stechyson is also currently Managing Director of HostedBizz Inc., a company delivering cloud computing infrastructure services.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a global provider of audio & video conferencing solutions.  From 1990 to September 2002, he was the President of OM Video, a company specializing in the design, sales and systems integration of professional audio/visual technologies.

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Mr. Gibbs is currently a consultant and Chairman of DRG & Associates in Ottawa, Ontario. Previously, he was an advisor to The Pythian Group and until June 1st, 2018, was the Chief Operating Officer and Chief Financial Officer of The Pythian Group. From April 2015 until May 2016 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2015. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2020, we had 5 employees (6 as at March 31, 2019 and 5 as at March 31, 2018), with all 5 employees in technical areas including technical support and research and development. We consider our relations with our employees to be excellent, and none of our employees are covered by a collective bargaining agreement. ZIM also contracts services from 4 consultants on a part-time basis.

Of these employees, 4 are based in Ottawa, Canada.

COMMITTEES OF THE BOARD OF DIRECTORS

We have an Audit Committee and a Compensation Committee. ZIM does not have a Nominating Committee. In the absence of such a committee, the Board as a whole considers individuals to recommend to the Board for inclusion among management's nominees and considers corporate governance issues. The Board will consider director candidates recommended by shareholders of the Company if the name and qualifications of such candidates are presented to the Board in a timely manner. The membership term for Board and Board Committee members is 3 years.

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2020.

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2020.

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CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Our Board of Directors has adopted a Code of Ethics that qualifies as a “code of ethics” within the meaning of such term in Form 20-F and applies to our Chief Executive Officer and our Chief Financial Officer, as well as to other senior management and senior financial staff of ZIM, including, without limitation, our comptroller and person performing such function, and complies with the requirements imposed by the Sarbanes-Oxley Act of 2002 and the rules issued thereunder for codes of ethics applicable to such officers. Our Board has reviewed and will continue to evaluate its role and responsibilities with respect to the new legislative and other requirements of the Securities and Exchange Commission. Interested persons can obtain a copy of our Code of Ethics without charge by writing to: Investor Relations c/o 150 Isabella Street, Suite 150, Ottawa, Ontario K1S 1V7 or by visiting our web-site at www.ZIM.biz.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy

We design all of our compensation programs to retain and as necessary attract key employees who are motivated to achieve growth in technology. Our program has been kept simple due to the size of our staff and our lack of performance measurements. Our programs are designed to reward performance based on team and individual performances. Due to the size of our organization, our executive compensation programs impact all employees because these programs help establish expectations for our general approach to rewards. The Company encourages our business leaders to work together to create a high performance environment that is reinforced by constant attention to individual’s goals and expectations.

We believe that the performance of the executives in managing our company should be considered in light of general economic and specific company, industry and competitive conditions. We believe that our compensation programs for our executives should reflect our success as a management team and in attaining an increased value for shareholders. We also believe that individual performance should be evaluated annually and considered in compensation decisions.

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2020, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

Due to the size of the organization, the Compensation Committee is aware of all the elements of each executive’s total compensation over each of the past three years, as well as a comparison to the compensation of other executive officers in an appropriate market comparison group. Typically, our Chief Executive Officer recommends compensation changes with respect to the executive officers who report to him. The Chief Executive Officer has no salary so there have been no compensation recommendations to the compensation committee with respect to him. All option grants to the executives in the organization are approved by our Board of Directors at the time of grant. The Compensation Committee has the authority to accept or adjust any recommendations.

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

●	Performance in the previous year;
●	Difficulty of achieving desired results in the coming year;
●	Value of their unique skills and capabilities to increase the performance of the Company;
●	Performance of their general management responsibilities; and
●	Contribution as a member of the management team.

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These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our entry into new markets, providing proper compliance and regulatory guidance, and helping to create a cohesive team.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing stock option incentives to maximize long-term value for our Company.

Base Salary and Bonus

It is the goal of the Compensation Committee to establish salary compensation for our executive officers based on our comparable peer companies. We believe that this gives us the opportunity to attract and retain appropriate managerial employees both at the senior executive level and below.

Equity Incentives

A significant goal of our compensation is to afford our executives (and employees) an opportunity to participate in our performance through stock option grants. The Compensation Committee considers factors such as the ability for the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company’s shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of equity incentives paid to an individual is based on the individual’s overall experience, responsibility, performance and base salary.

Factors also considered are the equity incentives offered for similar positions in the high-tech industry and other labor markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in relevant labor markets.

Perquisites

We limit the perquisites that we make available to our executive officers. Our executives are not entitled to any benefits that are not otherwise available to all of our employees.

Post-Employment Compensation

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our registered retirement savings plan.

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal years ended March 31, 2020, 2019 and 2018. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2020.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2018 2019 2020	- - -	- - -	58 - -	58 - -
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2018 2019 2020	12,178 12,821 17,778	- - -	- - -	12,178 12,821 17,778

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(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2018, March 31, 2019, and March 31, 2020, respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

COMPENSATION OF DIRECTORS

Non-employee members of the Board of Directors are reimbursed for reasonable travel expenses related to attendance at Board meetings. No other fees are paid for attendance at meetings of the Board or their Committees. Each director is also awarded for his first year of service as a director, 10,000 stock options to purchase common shares at fair market value at date of the option grant. In addition, non-employee members of the Board of Directors are eligible to receive option grants as determined by the Board of Directors.

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2020.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	232	—	232
James Stechyson	—	—	—
Donald Gibbs	232	—	232

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2020, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

Refer to Item 7 for share ownership information with respect to the Company’s directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

ZIM established the Employee Stock Option Plan, which was approved by our shareholders on November 19, 2003, to promote the interests of the Company and our shareholders by using investment interests in the Company to attract, retain and motivate our directors, officers, employees and other persons, to encourage and reward their contributions to the performance of the Company, and to align their interests with the interests of the Company's shareholders.

Securities authorized for issuance under equity compensation plans at March 31, 2020 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	161,500	(1)	0.0784	1,177,150
Total	161,500		0.0784	1,177,150

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

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ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

A.	Major Shareholders

The following table sets forth, as of June 30, 2020, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

●	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
●	Each director and executive officer of ZIM Corporation; and
●	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2020. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	4,305,877	52.9%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	1,468,500	18.0%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	500,000	6.1%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	30 Holitzner Way Ottawa, Ontario	Chief Financial Officer	195,047	2.4%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	95,500	1.2%

Donald Gibbs (6)	104 Maple Crest Lane, Perth, Ontario, Canada,K7H, 3C7	Director	90,500	1.1%

All directors and executive officers as a group (5 persons) beneficially hold 6,155,424 common shares, which totals 74.8% of ownership.

Applicable percentage of ownership is based upon 8,136,348 common shares outstanding as of June 30, 2020, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2020 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

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(1)	The beneficial ownership of Michael Cowpland consists of 3,639,126 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse. In addition, Dr. Cowpland has a right to acquire 1,125 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2020.

(2)	The beneficial ownership of James Stechyson consists of 1,468,500 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,446,000 are owned by a company controlled by Mr. Stechyson. In addition, Mr. Stechyson has a right to acquire 1,500 common shares, under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2020.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 195,047 common shares. The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 45,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2020.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 40,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2020.

The Board of Directors has determined that all directors who served on the Board during fiscal year 2020, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

The services of John Chapman, our Chief Financial Officer, are provided through a contractual relationship with CHAPMAN CFO Resources Inc., a company owned 50% by Mr. Chapman and controlled by Mr. Chapman. The total cash and option compensation provided to CHAPMAN CFO Resources Inc. for the services provided by Mr. Chapman are detailed in “Executive Compensation” above.

Change in Ownership of Shareholders Owning More Than 5%:

On February 22, 2017, 342,501 shares were issued to Dr. Michael Cowpland, 6,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On November 17, 2017, 31,793 shares were issued to Dr. Michael Cowpland, 156,500 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On February 28, 2018, 500 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2018, 11,000 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2018, 5,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

B.	Relate Party Transactions

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement. The sale resulted in a net loss of $258,492 due to the write down of intercompany amounts owing from ZIM do Brazil the effects of foreign exchange between Brazil and Canada.

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FINANCIAL STATEMENTS

Board of Directors and Shareholders of ZIM Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ZIM Corporation (the Company) as of March 31, 2020 and 2019, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit as at March 31, 2020 of $20,631,105 and has a history of operating losses which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ MNP LLP

---------------------------------------------

MNP LLP

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Canada

July 28, 2020

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ZIM Corporation and Subsidiaries Consolidated Balance Sheets
(Expressed in U.S. dollars)

	March 31, 2020	March 31, 2019
ASSETS	$	$
Current assets
Cash and cash equivalents	429,824	506,524
Accounts receivable, net of allowance for doubtful accounts of $6,666 and $8,560 as of March 31, 2020 and 2019	25,513	59,631
Investment tax credits receivable	128,718	171,204
Other tax credits	30,525	35,351
Prepaid expenses	29,190	27,911
	643,770	800,621

Investments	670,822	709,047
Right of use assets	1,932	—
Equipment, net	17,225	20,799
	1,333,749	1,530,467
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	13,601	36,802
Accrued liabilities	26,308	21,487
Current Lease liability	2,084	—
Contract liabilities	57,862	89,844
	99,855	148,133

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2020 and 2019.	—	—
Common shares, no par value,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at March 31, 2020 and 8,136,348 shares as at March 31, 2019.	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,963,912
Accumulated deficit	(20,631,105)	(20,622,106)
Accumulated other comprehensive loss	(592,912)	(451,314)
	1,233,894	1,382,334
	1,333,749	1,530,467

Refer to Going Concern Note 2 The accompanying notes are an integral part of these consolidated financial statements.

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ZIM Corporation and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. Dollars)

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2020
	$	$	$
Revenues
Mobile	68,701	122,638	108,485
Software	24,769	117,533	34,435
Software maintenance and consulting	254,039	459,878	360,322
Total revenue	347,509	700,049	503,242
Operating expenses
Cost of revenue	19,229	20,588	15,774
Selling, general and administrative	506,560	521,794	542,688
Research and development (net)	66,068	72,120	49,031
Total operating expenses	591,857	614,502	607,493
Income (loss) from operations	(244,348)	85,547	(104,251)
Other income:
Gain on disposal of investment	220,233	—	45,758
Gain on revaluation of investment	2,956	604,013	—
Interest income, net	12,160	13,956	15,591
Total other income	235,349	617,969	61,349
Income (loss) before income taxes	(8,999)	703,516	(42,902)
Income tax expense	—	—	—
Net income (loss)	(8,999)	703,516	(42,902)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	(141,598)	(72,890)	(5,781)
Comprehensive income (loss)	(150,597)	630,626	(48,683)
Basic and diluted income (loss) per share	(0.001)	0.086	(0.005)
Weighted average number of shares outstanding – basic and diluted	8,136,348	8,136,348	8,126,222

The accompanying notes are an integral part of these consolidated financial statements.

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ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Expressed in U.S. dollars)

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2017	8,120,348	19,491,757	2,961,848	(21,282,718)	(372,644)	798,243
Shares issued in lieu of compensation	16,000	85				85
Stock based compensation			257			257
Net loss				(42,902)		(42,902)
Foreign currency translation adjustment					(5,781	(5,781
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,425)	749,902

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,425)	749,902
Stock based compensation			1,807			1,807
Net income				703,516		703,516
Foreign currency translation adjustment					(72,890)	(72,890)
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,314)	1,382,334

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ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity (Continued)
(Expressed in U.S. dollars)

	Number of common shares issued *	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,315)	1,382,334
Stock based compensation			2,156			2,156
Net loss				(8,999)		(8,999)
Foreign currency translation adjustment					(141,598)	(141,598)
Balance as at March 31, 2020	8,136,348	19,491,842	2,966,068	(20,631,105)	(592,912)	1,233,894

The accompanying notes are an integral part of the consolidated financial statements.

24

ZIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$
OPERATING ACTIVITIES
Net income (loss)	(8,999)	703,516	(42,902)
Items not involving cash:
Depreciation of equipment	8,867	10,575	11,341
Gain on disposal of investment	(220,233)	—	(45,758)
Gain on revaluation of investment	(2,956)	(604,013)	—
Stock-based compensation	2,156	1,807	342
Changes in operating working capital:
Decrease (increase) in accounts receivable	28,826	(21,168)	43,225
Decrease (increase) in investment tax credits	34,704	(39,984)	37,743
Decrease (increase) in other tax credits	(5,047)	47,646	34,661
Decrease (increase) in prepaid expenses	(3,113)	(2,316)	(12,776)
Increase (decrease) in accounts payable	(22,422)	27,745	(11,394)
Decrease in accrued liabilities	7,477	2,446	(84)
Decrease in deferred revenue	(19,307)	29,620	(32,546)
Cash flows provided by (used in) operating activities	(200,046)	155,874	(18,147)

INVESTING ACTIVITIES
Purchase of equipment	(5,293)	(7,040)	(11,917)
Proceeds from disposal of investment	220,233	—	45,758
Cash flows provided by (used in) investing activities	214,940	(7,040)	33,841

Increase (decrease) in cash and cash equivalents	14,893	148,834	(1,169)

Cash and cash equivalents, beginning of year	506,524	418,507	419,676
Effect of changes in exchange rates on cash and cash equivalents	(91,593)	(60,817)	(16,863)
Cash and cash equivalents, end of year	429,824	506,524	418,507

The accompanying notes are an integral part of the consolidated financial statements.

25

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM” or the “Company”) is a provider of software products and services for the database and mobile markets. ZIM products and services are used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provides mobile content to the consumer market.

BUSINESS DEVELOPMENT

ZIM was formed under the laws of Canada on October 17, 2002, in order to purchase ZIM Technologies International Inc. (“ZIM Technologies”), which was formed in 1997 to acquire the software technology now called the ZIM Integrated Development Environment (the “ZIM IDE software”). On February 10, 2004, ZIM purchased UK-based short messaging service (“SMS”) firms EPL Communications Limited and E-Promotions Limited (together referred to as “EPL”). During the fiscal year ended March 31, 2006, EPL was dissolved and all operations were transferred to ZIM Corporation in Canada. ZIM is also the sole shareholder of ZIM Technologies do Brazil Ltda., a company incorporated in Brazil that distributes the ZIM IDE Software, and PCI Merge, Inc., a Florida based holding company with no operations. Until March 31, 2004, ZIM was the sole shareholder of ZIM Technologies, a Canadian federal corporation and the chief operating company of the ZIM group of companies. On April 1, 2004, ZIM Corporation and ZIM Technologies amalgamated into ZIM Corporation. On April 1, 2006, ZIM purchased a US-based mobile content company called Advanced Internet Inc. (“AIS”). In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans is focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies. Genespans name was changed to NuvoBio Corporation on August 25, 2016.

BUSINESS OF THE COMPANY

ZIM started operations as a developer and provider of database software known as ZIM IDE software. ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications. The Company continues to provide this software and support services to its client base.

Beginning in 2002, the Company expanded its business to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”. Although SMS will continue to provide a minimal amount of revenue within the mobile segment of ZIM’s operations, with the acquisition of AIS, the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (“ITTF”) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

In fiscal 2020, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging business. At March 31, 2013 ZIM discontinued the sale of mobile content.

Also, in 2017, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The Company is currently funding research and development projects in the following areas:

New peptide-derived inhibitors for therapeutic intervention against various cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors.

26

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of preparation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had an operating loss and negative cash flows from operations during the year ended March 31, 2020, the Company has incurred an accumulated deficit of $20,631,105 to date as a result of its history of operating losses and negative cash flows from operations in prior years. This raises substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments could be necessary to the carrying values of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheets. Such adjustments could be material.

THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

In recent months, the continued, global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our internal product development and unpredictable reductions in demand for certain of our products and services. Our employees have been required to work from home or not go into their offices. Such restrictions are slowly being lifted. If the pandemic continues and conditions worsen, we expect to experience additional adverse impacts on our operational and commercial activities and customer orders, which adverse impacts may be material, and it remains uncertain what impact these adverse impacts would have on future sales and customer orders even if conditions begin to improve.

Negative economic conditions may also cause customers in general to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

27

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to support our operations and customers. Further, such travel restrictions and slowed-down business activities may affect the operation of our customers and result in decreases in sales of our products and services, which could adversely affect our financial results. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

3	- SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Inter-company transactions and balances are eliminated upon consolidation.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable, the valuation allowance associated with deferred income tax assets, investment tax credits, the calculations supporting the revaluation of investments, expected useful life of equipment and the fair value calculation with respect to the stock options. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original term to maturity of three months or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectability of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to selling, general and administration accounts in the period of recovery.

REVENUE RECOGNITION

The Company derives revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS applications and services. The Company presents revenues net of sales tax and other related taxes.

28

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

ENTERPRISE SOFTWARE REVENUE RECOGNITION

ZIM records revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provides a license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting or training services in conjunction with the license.

The Company recognizes revenue pursuant to the requirements of ASC 606, Revenue from Contracts with Customers. Revenue is recognized using the residual method when evidence of fair value exists for all of the undelivered performance obligations in the arrangement, but does not exist for one or more performance obligations. The Company allocates revenue to each undelivered performance obligation based on its respective fair value determined by the price charged when that performance obligation is sold separately. The Company defers revenue for the undelivered performance obligations and recognizes the residual amount of the arrangement fee, if any. The separate performance obligations of the arrangements are considered to be separate units of accounting.

The following steps are taken to recognize revenue:

1.	Identification of the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

The Company records revenue as earned as evidenced by contracts or invoices for its services at prices established by contract, price list and/or fee schedule less applicable discounts and the objective evidence that each performance obligation has been achieved. If at the outset of an arrangement the Company determines that the probability of collection is less than 100% it determines the amount expected to be received and books revenue based on that amount. When probability of collection subsequently changes, a re-assessment of the amount receivable is performed at that time and the appropriate revenue is recognized.

Collectability is assessed based on the collection history of the client, current economic trends, customer concentrations and customer credit worthiness. Delivery of the software has occurred once the customer has accepted the product or has been provided with permanent keys to the file transfer protocol ("FTP") site. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues are recognized using a time-based approach equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues is recognized as deferred revenues.

Consulting revenue, which represents services provided on a per diem basis to customers, is recognized as the services are performed as there are no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, is recognized upon achieving the related performance obligation.

In general, credit terms of 30 days are extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

29

ZIM Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2020

(Expressed in US dollars)

MOBILE REVENUE RECOGNITION

Aggregation services occur when ZIM sends messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracts with its customers that cannot connect directly to the mobile operators and with the third-party mobile operators or other aggregators directly for the transmission of the messages. The performance obligation is to transmit a message. Revenues are recognized in the month in which the performance obligation is satisfied, provided no significant ZIM obligations remain. We work with aggregators to provide delivery routes and receive statements and billing in real time. We prepay for message credits and bill customers for message delivery at the end of each month. We purchase service credits from the aggregators and bill our customers directly for the delivery of messages on a monthly basis.

RESEARCH AND DEVELOPMENT EXPENSES

Costs related to research, design and development of products and applications are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, completing a working model of the Company's products and the general release of the products has substantially coincided. The Company has not capitalized any software development costs since such costs have not been significant.

The Company qualifies for scientific research and experimental development refundable investment tax credits. These credits are recorded as a reduction of research and development expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year will be used to offset income taxes otherwise payable in future years and will be accounted for as a reduction in income tax expense.

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the U.S. dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio, U.S. Dollar for AIS and Brazilian Reals for ZIM do Brazil.

Transactions denominated in currencies other than the functional currency of the Company or its subsidiaries are initially measured using the exchange rate in effect on the date of the transaction. At each balance sheet date, monetary assets and liabilities are remeasured into the functional currency using the exchange rate in effect on that date. Any foreign exchange gains or losses resulting from this remeasurement are recognized in the statement of income (loss) and comprehensive income (loss) of the respective entity for that period. For the years ended March 31, 2020, 2019, and 2018, the Company recognized a foreign exchange gain (loss) of $1,075, 7,221, and ($2,504), respectively, in the accompanying consolidated statements of income (loss) and comprehensive income (loss) included in the selling, general and administrative expenses.

The translation of the Company's financial statements and those of its subsidiaries from their respective functional currencies to the Company’s reporting currency is performed as follows: all assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Equity transactions and cash flows related to investing and financing activities are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flows related to operating activities are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The translation adjustments did not result in a tax impact.

30

ZIM Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2020

(Expressed in US dollars)

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards using enacted tax rates and laws in effect in the year in which the differences are expected to reverse. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

The Company is subject to examination by taxing authorities in the jurisdictions of Canada, Brazil and the United States. Management does not believe that there are any uncertain tax positions that would result in an asset or liability for taxes being recognized in the accompanying consolidated financial statements.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to such shares at the later of the beginning of the period or the issuance date. The treasury stock method is used to determine the dilutive effect of warrants and stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money share purchase warrants and stock options are used to repurchase common shares at the average market price during the period.

STOCK OPTIONS AND GRANTS

Compensation cost for all stock-based awards is measured at fair value on the date of grant and recognized as compensation expense over the service period for awards expected to vest. Stock-based awards granted to consultants are measured at fair value on the grant date and compensation expense is recognized on the date at which the consultant's performance is complete which, for the Company, is on the date of grant.

The fair value of stock options is determined using the Black Scholes-Merton option pricing model. The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock (management believes that the historical volatility is an appropriate measure of expected volatility) for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends. The weighted average assumptions used in the computations are as follows:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

Risk-free interest rates	1.49%	2.52%	1.93%
Expected volatility	284%	120%	433%
Dividend yield	—	—	—
Expected life of options (years)	3.0	3.0	3.0

31

ZIM Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2020

(Expressed in US dollars)

EQUIPMENT

Equipment is recorded at cost net of depreciation and any impairment losses. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	20%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 years	Straight line over the lesser of 5 years or the term of the underlying lease

IMPAIRMENT OF EQUIPMENT

Equipment is tested for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the net book value of its productive assets, If the carrying value of these assets is not recoverable, the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings. The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through future cash flows. It was determined that no impairment was evident.

INVESTMENTS

ZIM measures the value of its equity investments in privately-held companies, which do not have readily determinable fair values, using the alternative measurement basis permitted under Accounting Standards Update (“ASU”) 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Under this alternative measurement basis, equity investments in privately-held companies without readily determinable fair values are measured at cost, less any impairments, plus or minus any adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. In the absence of observable price changes, the alternative measurement basis of cost less any impairments is used as a valuation methodology.

ACCOUNTING PRONOUNCEMENTS ADOPTED

In January 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance will be effective for public business entities in fiscal years beginning after December 15, 2017. This standard was adopted on April 1, 2018 as the company assessed any change in the fair value of investments. The effect of the adoption of this standard was an increase in the carrying value of the Equispheres investment at April 1, 2018 of $604,013 to a value of $721,122.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) – Restricted Cash. This will require entities to show the changes in the total cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. These changes became effective for ZIM on April 1, 2019. The adoption of this standard had no impact on the consolidated financial statements of the Company.

32

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

In August 2016 the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments. This standard provides guidance on presentation and classification of certain cash receipts and payments in the statement of cash flows. These changes became effective for ZIM on April 1, 2019. The adoption of this standard had no impact on the consolidated financial statements of the Company.

In February 2016, the FASB issued Accounting Standards Update 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) and issued subsequent amendments to the initial guidance during 2018, collectively referred to as “ASC 842”. These updates supersede the lease guidance in ASC Topic 840, “Leases” (“ASC 840”) and require the recognition of lease assets and lease liabilities by lessees for most leases previously classified as operating leases under ASC Topic 840. Leases will continue to be classified as either operating or finance. ASC 842 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, which is our fiscal year that began on April 1, 2019 (fiscal 2020). The Company adopted ASC 842 as of April 1, 2019 using the cumulative effect method and therefore the comparative information has not been restated and continues to be reported under ASC Topic 840.

The adoption of ASC 842 resulted in an increase to ROU assets of $1,932 and lease liabilities of $2,084 as of March 31, 2020. The adoption of ASC 842 did not have a material impact on either our consolidated statement of income (loss) and comprehensive income (loss).

On adoption of ASC 842, we have elected to apply the practical expedient to carry forward our current assessments of whether a contract contains a lease, lease classification, and amounts capitalized as initial direct costs. In addition, we have elected the hindsight practical expedient to determine lease term for existing leases.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326). This ASU represents a significant change in the ACL accounting model by requiring immediate recognition of management’s estimates of current expected credit losses (CECL). Under the prior model, losses were recognized only as they were incurred, which FASB has noted delayed recognition of expected losses that might not yet have met the threshold of being probable. The new standard is effective for annual and interim reporting periods beginning after December 15, 2019 for a public business entity. Early adoption is permitted. We are currently evaluating the impact ASU 2016-13 will have on the Company’s consolidated financial statements.

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the consolidated statement of loss and comprehensive loss.

33

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

5 - ACCOUNTS RECEIVABLE

	March 31, 2020	March 31, 2019
	$	$
Trade accounts receivable	31,215	65,829
Allowance for doubtful accounts	(6,666)	(8,560)
Other	964	2,362
	25,513	59,631

6 – INVESTMENTS

All investments are in private companies located within Canada.

Investments and long-term deposits	Investment Date	Value at Investment Date	2020	2019	Available For Sale
CP4H	June 29, 2012	187,367	-	-	No
HostedBizz	Dec. 31, 2013	1,005	-	-	No
Equispheres Inc.	August 26,2016	112,752	660,816	701,564	No
Spiderwort	August 24, 2019	7,725	10,006	7,483	No
Total		308,849	670,822	709,047

On April 30, 2017, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2017, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948. Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

On August 9, 2018, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. ZIM recognized its portion of the proceeds, in the amount $220,233 as a gain on the sale of assets.

On February 9, 2018 ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $45,758 United States dollars ($60,000 Canadian dollars).

On August 24, 2019, NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $7,725 U.S. dollar ($10,000 Canadian dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum.

On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater that $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $10,006 US dollars. This represents an unrealized gain on this equity investment of $2,956.

7 - EQUIPMENT

March 31, 2020	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	785,145	778,440	6,705
Software	79,523	74,099	5,424
Office furniture and equipment	167,665	166,082	1,583
Voice communications equipment	4,297	4,128	169
Leasehold improvements	117,004	113,660	3,344
	1,153,634	1,136,409	17,225

34

Zim Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2020

(Expressed in US Dollars)

March 31, 2019	Cost	Accumulated depreciation	Net book value
	$	$	$

Computer equipment	834,420	825,004	9,416
Software	80,585	77,668	2,917
Office furniture and equipment	178,682	176,362	2,320
Voice communications equipment	4,610	4,385	225
Leasehold improvements	124,787	118,866	5,921
	1,223,084	1,202,285	20,799

Depreciation expense for the year ended March 31, 2020 was $8,867 ($10,575 and $11,341 for the years ended March 31, 2019 and 2018 respectively). These expenses are included in the cost of revenue account, the selling, general, and administrative expenses and the research and development account.

8 – LINE OF CREDIT

During fiscal 2020, a working capital line of credit, in the form of overdraft protection, was available at approximately $35,244 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts can be drawn in Canadian funds on this credit facility and bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15% (4.55% at March 31, 2020). Amounts can also be drawn in United States of America funds on this credit facility and bear interest at the US Base Rate plus 2.15% (5.40% at March 31, 2020).

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $105,731 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company was in compliance with these covenants as at March 31, 2020.

As at March 31, 2020, nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

9 – ACCRUED LIABILITIES

	March 31, 2020	March 31, 2019
	$	$

Employee related accruals	23,036	19,990
Trade	3,272	1,497
	26,308	21,487

10 – COMMON SHARE ISSUE

The Company did not issue any common shares, except for those issued as compensation as described in notes 11 and 12, during the years ended March 31, 2020, March 31, 2019 or March 31, 2018 pursuant to the exercise of stock options by employees and the granting of stock for executive officers.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2020, no shares have been repurchased as part of this program.

35

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

11 – RELATED PARTY TRANSACTIONS

No remuneration has been recorded in these consolidated financial statements for the services of the Chief Executive Officer (CEO) for the fiscal years 2020, 2019 and 2018 except for the 11,000 post-consolidation shares of common stock, valued at $58, issued through the fiscal year 2018. The CEO is also a director and the controlling shareholder.

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2020, the Company paid $52,660 for these services (March 31, 2019 - $59,829, March 31, 2018 - $21,984). At March 31, 2020, included in accounts payable is $5,683 connected to these services as compared to $7,366 at March 31, 2019. From April 1, 2020 to May 31, 2020, the Company paid $3,918 for these services.

An officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2020 the Company paid $17,778 for these services (March 31, 2019 - $12,821, March 31, 2018 - $12,178). At March 31, 2020, included in accounts payable is $1,919 connected to these services as compared to $2,854 at March 31, 2019. From April 1, 2020 to May 31, 2020, the Company paid $1,450 for these services.

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement.

12 - STOCK BASED COMPENSATION

During the years ended March 31, 2020 and March 31, 2019 and March 31, 2018 the Company issued common shares options to employees and non-employees, and as a result, additional paid in capital has been increased by $2,156, $1,807 and $342 respectively.

On November 22, 2017 Dr. Cowpland, Chief Executive Officer, was awarded a total of 11,000 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $58.

On November 22, 2017 a Company controlled by Mr. Stechyson, Chairman of the Board, received a total of 5,000 post-consolidation shares of common stock in lieu of cash for services provided to the Company, valued at $27.

The increase in additional paid in capital is the value associated with the granting and the vesting of options, which is recorded as compensation expense in the statement of income (loss) and comprehensive income (loss) as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 common shares. As at March 31, 2020, options to purchase 161,500 (March 31, 2019, 170,250) were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically, and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted in fiscal year 2020 vested on the day of grant and have a three-year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

36

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$
Options compensation expense for employees	1,506	268	591
Options compensation expense for consultants	650	1,539	468
Stock grant compensation expense for consultants	—	—	869
Stock grant compensation expense for executive officers	—	—	6,406
Total expense	2,156	1,807	8,334

All options granted vested on the day of grant resulting in the Company not having any non-vested awards as of March 31, 2020 or March 31, 2019.

A summary of the status of the stock options is as follows:

	March 31, 2020 Number of options outstanding	March 31, 2019 Number of options outstanding	March 31, 2018 Number of options outstanding

Options outstanding, beginning of year	170,250	204,150	225,500
Granted	33,750	79,250	48,500
Expired	(42,500)	(113,150)	(69,850)
Options outstanding, end of year	161,500	170,250	204,150

All share options outstanding at March 31, 2020 are exercisable.

The following table represents a summary of the options outstanding as at March 31, 2020:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2020	Weighted average remaining contractual life
$		Years
0.000-0.015	79,750	0.96
0.015-0.040	32,500	2.15
0.040-0.080	38,000	1.89
0.160-0.240	11,250	2.63
	161,500	1.53

The weighted average grant-date fair value of options granted and vested in fiscal years 2020, 2019 and 2018 were $0.0784, $0.0169 and $0.00547 respectively.

As at March 31, 2020 there were 112,250 options in the money with an intrinsic value of $2,771.

37

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2020, 15,750 options were granted to employees. In the year ended March 31, 2019, 16,750 options were granted to employees. In the year ended March 31, 2018, 9,500 options were granted to employees.

During the year ended March 31, 2020, 18,000 options were granted to non-employees. In the year ended March 31, 2019, 62,500 options were granted to non-employees. In the year ended March 31, 2018, 39,000 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the years ended March 31, 2020, March 31, 2019 or March 31, 2018.

13 - INTEREST

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$

Interest income	14,398	16,334	18,526
Interest expense	(2,237)	(2,378)	(2,934)
Total	12,161	13,956	15,592

14 – CONTRACT LIABILITIES

Contract liabilities relate to deferred revenue from maintenance.

	Years ended
	March 31, 2020	March 31, 2019
	$	$
Balance beginning of the year	89,844	60,224
Aggregate amount of revenue recognized	(178,638)	(365,455)
Contract liabilities recognized	146,656	395,075
Balance, end of year	57,862	89,844

	March 31, 2020	March 31, 2019
	$	$
Current portion	57,862	89,844

15 - INCOME TAXES

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

The Company and its subsidiaries file income tax returns in Canadian, Brazilian and U.S. federal jurisdictions, and various provincial jurisdictions. The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S. and Canada and five years in Brazil.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to income (loss) before taxes, as follows:

38

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$	$
Tax Rate, comprised of a federal rate of 9.00% and a provincial rate of 3.43%	12.43%	13.25%	15.13%

Expected Canadian Income Tax (Recovery)	(1,118)	83,562	(4,136)
Change in valuation allowance	(180,415)	(148,300)	(102,732)
Permanent differences	(10,491)	(39,088)	(3,702)
Change in tax rates Difference between Canadian and foreign tax rates	169,750 (10,650)	99,278 (30,102)	110,694 (12,690)
Other	32,924	34,650	12,566
	—	—	—

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 12.43%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Refundable investment tax credits for research and development in Canada of $128,718, $171,204 and $124,234, for the years ended March 31, 2020, March 31, 2019 and March 31, 2018, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The Company’s deferred tax assets are as follows:

	March 31, 2020	March 31, 2019
	$	$

Losses available for carry forward	104,751	132,739
Property and equipment - differences in net book value and unamortized capital cost	64,094	69,560
Intangible assets - differences in net book value and tax basis	133,946	156,668
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	716,111	763,519
Other	2,960	79,789
Gross deferred tax asset	1,021,860	1,202,275
Valuation allowance	(1,021,860)	(1,202,275)
Net deferred tax asset	—	—

39

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$
2027	425,016
2028	288,255
2037	127,402
2038	2,172
2039	14,833
2040	122,358
980,036

The Company has capital losses of $231,234, which are available indefinitely to reduce capital gains in future years as of March 31, 2020.

The losses in Brazil of $236,260 have an indefinite carryforward period. However, the losses can only be used to offset 30% of taxable income in any given year.

As at March 31, 2020, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $3,858,241 ($4,027,584 in 2019). This amount can be carried forward indefinitely to reduce income taxes payable in future years.

The Company has federal scientific research and experimental development credits available to reduce income taxes in Canada, which expire in the following years:

2019	$4,685
2020	—
2021	12,743
2022	249,680
2023	1,603
2024	2,007
2025 to 2033	8,787
$279,505

16 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic income (loss) per share in the future but have not been included in diluted income (loss) per share because their effect was antidilutive:

	March 31, 2020	March 31, 2019	March 31, 2018

Stock options	112,250	91,000	—

Total outstanding at March 31, 2020, 2019 and 2018 were 161,500, 170,250, and 204,150 respectively. Diluted income (loss) per share for the years ended March 31, 2020, 2019 and 2018 is deemed to be identical to basic loss per share as exercise of the options outstanding is antidilutive.

40

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

17 - FINANCIAL RISKS

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings, accounts receivable and investments. A hypothetical 10% change in the value of one Brazilian real expressed in U.S. dollars during the year ended March 31, 2020 would have caused an approximate $7,589 change in the Company’s net loss for the fiscal year 2020. The Company is exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that lead to foreign exchange risk when funds are moved include:

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	266,005	131,463
U.S. dollars	6,638	153,406
Brazilian reals	1,223,708	1,013,757

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	17,349	44,28 7
U.S. dollars	—	4,548
Brazilian reals	68,975	85,476

Accounts payable include the following amounts payable in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	19,085	44,537
U.S. dollars	—	3,275
Brazilian reals	772	772

Accrued liabilities include the following accruals in their source currency:

	March 31, 2020	March 31, 2019

Canadian dollars	32,012	22,397
Brazilian reals	19,439	18,412

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

41

ZIM Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2020

(Expressed in US dollars)

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	March 31, 2020	March 31, 2019

Canada	48%	55%
North America, excluding Canada	-%	8%
South America	52%	37%
	100%	100%

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

Investments are fair valued in their source currency (Canadian dollars) based on objective evidence of fair value. The value is translated to the reporting currency (U.S. dollars) at the exchange rate on March 31, 2020.

18 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum facilities lease expenses for facilities:

$
2021	2,084
Total	2,084

For the year ended March 31, 2020, facilities expense was $36,994 ($39,113 for the year ended March 31, 2019 and $69,777 for the year ended March 31, 2018).

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

19 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2020	Year ended March 31, 2019
	$	$
Interest paid	(2,237)	(2,378)
Income taxes paid	—	—
Investment tax credit on research and development received	132,109	171,204

Investment tax credit on research

42

ZIM Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2020

(Expressed in US dollars)

20 - SEGMENT REPORTING

The Company operates in two reportable segments based on product differentiation: mobile and software, maintenance and consulting. Mobile applications involve providing SMS and other content applications and services for mobile devices. Software, maintenance and consulting involves providing enterprise software for designing, developing and manipulating database systems and applications.

The Company considers all revenues and expenses to be of an operating nature and accordingly, allocates them to the segments. Costs specific to a segment are charged directly to the segment. Company operating expenses are allocated to either of the segments based on gross revenues. Significant assets of the Company include working capital, an investment and equipment. The accounting policies of the reportable segments are the same as those described in the summary of the significant accounting policies.

The following table sets forth external revenues, cost of revenues (including depreciation expense), operating expenses (including depreciation expense) and other amounts attributable to these segments:

Year ended March 31, 2020	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	68,701	278,808	347,509
Cost of revenue	1,372	17,857	19,229
Gross margin	67,329	260,951	328,280

Allocation of operating expenses	117,444	455,184	572,628
Allocation of interest income	(2,494)	(9,666)	(12,160)
	114,950	445,518	560,468

Income (loss) before the following	(47,621)	(184,567)	(232,188)

Gain on sale of investment			(220,233)
Revaluation of investments			(2,956)

Net loss			(8,999)

Year ended March 31, 2019	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	122,638	577,411	700,049
Cost of revenue	2,071	18,517	20,588
Gross margin	120,567	558,894	679,461

Allocation of operating expenses	105,387	488,527	593,914
Allocation of interest income	(2,476)	(11,480)	(13,956)
	102,911	477,047	579,958

Income before the following	17,656	81,847	99,503

Revaluation of investments			(604,013)

Net income			703,516

43

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2020 (Expressed in US dollars)

Year ended March 31, 2018	Mobile	Software, Maintenance and Consulting	Total
	$	$	$
Revenue	108,485	394,757	503,242
Cost of revenue	2,886	12,888	15,774
Gross margin	105,599	381,869	487,468

Allocation of operating expenses	128,183	463,536	591,719
Allocation of gain on sales of assets	(3,377)	(12,214)	(15,591)
Allocation of dividend income	(9,912)	(35,846)	(45,758)
	114,893	415,477	530,370

Net loss	(9,294)	(33,608)	(42,902)

The following table sets forth total assets used by each segment:

TOTAL ASSETS	March 31, 2020	March 31, 2019
	$	$
Mobile	263,676	268,115
Software, Maintenance and Consulting	1,070,073	1,262,352
Total assets	1,333,749	1,530,467

The following tables set forth external revenues and long-lived assets attributable to geographic areas. External revenues are based on the location of the customer:

	March 31, 2020	March 31, 2019
	$	$
Long-lived assets
Canada	16,017	19,220
Brazil	1,208	1,579
Total long-lived assets	17,225	20,799

Total Revenue	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	$	$

United States	55,548	235,591	34,076
Brazil	191,043	170,056	218,435
Canada	14,878	41,464	141,511
Singapore	68,907	22,775	108,485
Austria	17,133	130,163	735
Total revenue	347,509	700,049	503,242

Management evaluates each segment’s performance based upon revenues and gross margins achieved.

44

ZIM Corporation and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended March 31, 2020

(Expressed in US dollars)

21 – SUBSEQUENT EVENTS

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $84,584 ($120,000 Canadian dollars) is to be paid in 5 equal payments over a 5-year period on the anniversary date of the agreement.

On May 20, 2020, ZIM Corporation entered into an operating lease for its head office in Ottawa, Ontario Canada. The lease is for a period of 2 years and 1 month commencing on June 1, 2020. 24 monthly installments of minimum lease payments equal to $961 will commence July 1, 2020. The first month of the lease is provided at no charge.

45

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 17, 2020	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 17, 2020	/s/ John Chapman John Chapman, Chief Financial Officer

 46